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                                                               Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)


                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)


                                   782233 10 0
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                                 (CUSIP Number)


                             Joel I. Greenberg, Esq.
              Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
                                 (212) 836-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2003
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             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 782233 10 0                  13D                     Page 2 of 7 Pages



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1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (TIN 22-2620908)
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

            N/A
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e)
                                                                             / /
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

            State of New Jersey
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 NUMBER OF        7     SOLE VOTING POWER

  SHARES                      4,997,212 Common Shares
                  --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

 OWNED BY                     0
                  --------------------------------------------------------------
   EACH           9     SOLE DISPOSITIVE POWER

 REPORTING                    4,997,212 Common Shares
                  --------------------------------------------------------------
  PERSON          10    SHARED DISPOSITIVE POWER

   WITH                       0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,997,212 Common Shares
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)
                                                                             / /
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            24.3%
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14    TYPE OF REPORTING PERSON (See Instructions)

            CO
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                                                               Page 3 of 7 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

      The Statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares") of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on January 6, 2003 (the "Original 13D"), is hereby amended as follows. Capitalized terms used but undefined herein shall have the meanings ascribed to them in the Original 13D.

ITEM 2.     IDENTITY AND BACKGROUND

            The second sentence of the paragraph marked "(a)" under Item 2 is hereby deleted and replaced with the following:

            "Ms. Berrie and Messrs. Scott Berrie, Rosner and Seiden also serve as President, Vice President, Secretary and Treasurer of the Foundation, respectively."

            The first sentence of the paragraph marked "(b)-(c)" under Item 2 is hereby deleted and replaced with the following:

            "Ms. Berrie is the Chief Executive Officer of the Company."

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The following new paragraph is hereby added to the end of Item 3:

            "The transfer of the 5,232,335 Common Shares from the 1999 Trust to the Foundation contemplated above occurred as follows: (a) 5,227,141 Common Shares were transferred to the Foundation on February 14, 2003 and (b) 5,194 Common Shares were transferred to the Foundation on February 28, 2003. Ms. Berrie and Messrs. Kaufthal and Rosner became executors of the Estate of Mr. Russell Berrie effective January 6, 2003."

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby deleted in its entirety and replaced with the following:

            "(a)  Aggregate amount and percentage of class beneficially owned by:

                  (i) The Russell Berrie Foundation, a New Jersey Nonprofit Corporation -- 4,997,212 Common Shares; 24.3%

                  (ii) Angelica Urra Berrie - 2,856,856 Common Shares (including options to acquire 5,254 Common Shares); 13.9%

                  (iii) Scott Berrie - 47,475 Common Shares; 0.23%

                  (iv) Ilan Kaufthal - 2,872,602 Common Shares (including options to acquire 21,000 Common Shares); 14.0%

                  (v)   Norman Seiden - 2,771,988 Common Shares; 13.5%

                  (vi)  Myron Rosner - 4,855,109 Common Shares; 23.6%

                  Percentage beneficial ownership is calculated based on 20,554,003 Common Shares outstanding as of May 7, 2003, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003.

                  With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden, Rosner and Scott Berrie, the share holdings disclosed herein do not include the Common Shares beneficially owned by
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                                                               Page 4 of 7 Pages

                  the Foundation. The foregoing individuals disclaim beneficial ownership of the Common Shares beneficially owned by the Foundation.

                  With respect to Ms. Berrie and Messrs. Kaufthal and Rosner, each of whom is an executor of the Estate of Mr. Russell Berrie, the share holdings disclosed hereunder for each of them include the 79,614 Common Shares held by the Estate of Mr. Russell Berrie.

                  With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden and Rosner, the share holdings disclosed hereunder for each of them include the 2,771,988 Common Shares held by the 2002A Trust, of which each of the foregoing, among others, is a trustee.

            (b)   (i)   The Russell Berrie Foundation, a New Jersey Nonprofit
                        Corporation, has:

                        (1)   Sole power to vote or to direct the vote:

                              4,997,212 Common Shares

                        (2) Sole power to dispose or to direct the disposition of:

                              4,997,212 Common Shares

                  (ii)  Angelica Urra Berrie has:

                        (1)   Sole power to vote or to direct the vote:

                              5,254 Common Shares, representing options to acquire 5,254 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,851,602 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              5,254 Common Shares, representing options to acquire 5,254 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,851,602 Common Shares

                  (iii) Scott Berrie has:

                        (1)   Sole power to vote or to direct the vote:

                              47,475 Common Shares

                        (2) Sole power to dispose or to direct the disposition of:

                              47,475 Common Shares

                  (iv)  Ilan Kaufthal has:

                        (1)   Sole power to vote or to direct the vote:

                              21,000 Common Shares, representing options to acquire 21,000 Common Shares
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                                                               Page 5 of 7 Pages

                        (2)   Shared power to vote or to direct the vote:

                              2,851,602 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              21,000 Common Shares, representing options to acquire 21,000 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,851,602 Common Shares

                  (v)   Norman Seiden has:

                        (1)   Shared power to vote or to direct the vote:

                              2,771,988 Common Shares

                        (2) Shared Power to dispose or to direct the disposition of:

                              2,771,988 Common Shares

                  (vi)  Myron Rosner has:

                        (1)   Sole power to vote or to direct the vote:

                              2,002,757 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,852,352 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              2,002,757 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,852,352 Common Shares

            (c)   (i)   During the past sixty days, the Foundation effected the
                        following transactions:

                        (1) On June 30, 2003, the Foundation transferred 110,727 Common Shares as a charitable contribution.

                        (2) On June 30, 2003, the Foundation transferred 13,841 Common Shares as a charitable contribution.

                        (3) On June 30, 2003, the Foundation transferred 8,305 Common Shares as a charitable contribution.

                        (4) On June 30, 2003, the Foundation transferred 102,855 Common Shares as a charitable contribution.
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                                                               Page 6 of 7 Pages

                  (ii) Neither Ms. Berrie nor any of Messrs. Scott Berrie, Kaufthal, Seiden or Rosner has effected any transaction in Common Shares during the past sixty days.

            (d) Except as described in the Original 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

            (e)   Not applicable."
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                                                               Page 7 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2003


                                     THE RUSSELL BERRIE FOUNDATION, A NEW JERSEY
                                     NONPROFIT CORPORATION

                                     By: /s/ Myron Rosner
                                         ---------------------------------------
                                         Name:  Myron Rosner
                                         Title: Secretary